# Annual Report

## Cover Page

Name of issuer:

Holdon Bags, Inc.

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: **DE**

Date of organization: **4/1/2021**

Physical address of issuer:

730 Arizona Ave.
Santa Monica CA 90401

Website of issuer:

https://holdonbags.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

| Officer | Positions Held | Year Joined |
|---|---|---|
| Livio Bisterzo | CFO | 2022 |
| Livio Bisterzo | CEO | 2022 |
| Livio Bisterzo | Secretary | 2022 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

### PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Green Park Brands LP | 8685269.0 Common + Series Seed Preferred Stock. 85% owned by Livio Bisterzo | 92.3 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially*

*owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

| | | | |
|---|---|---|---|
| Stock | 15,000,000 | 8,410,525 | Yes |
| Series Seed Preferred Stock | 2,000,000 | 994,720 | Yes |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | 249,704 |
| Options: | 505,675 |

24. Describe the material terms of any indebtedness of the issuer:

*Loan*

| | |
|---|---|
| **Lender** | Green Park Brands |
| **Issue date** | 12/31/21 |
| **Amount** | $500,000.00 |
| **Outstanding principal plus interest** | $500,000.00 as of 09/25/23 |
| **Interest rate** | 0.0% per annum |
| **Current with payments** | Yes |

*Due upon demand*

*Loan*

| | |
|---|---|
| **Lender** | WebBank |
| **Issue date** | 09/12/23 |

transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Livio Bisterzo is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

### DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Stock | 15,000,000 | 8,410,525 | Yes |
| Series Seed Preferred Stock | 2,000,000 | 994,720 | Yes |

transactions.

**Liquidity & Capital Resources**

To-date, the company has been financed with $1,005,000 in debt, $500,000 in equity, and $1,710,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 2 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

Holdon Bags, Inc. cash in hand is $269,781.40, as of September 2023. Over the last three months, revenues have averaged $234,890.99/month, cost of goods sold has averaged $93,387.90/month, and operational expenses have averaged $235,389.56/month, for an average burn rate of $93,886.47 per month. Our intent is to be profitable in 12 months.Since the date our financials copy, the Company has added retail (Target) and online marketplace (Amazon.com)

| | | | |
|---|---|---|---|
| Series Seed Preferred Stock | 2,000,000 | 994,720 | Yes ∨ |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | 249,704 |
| Options: | 505,675 |

24. Describe the material terms of any indebtedness of the issuer:

*Loan*

| | |
|---|---|
| **Lender** | Green Park Brands |
| **Issue date** | 12/31/21 |
| **Amount** | $500,000.00 |
| **Outstanding principal plus interest** | $500,000.00 as of 09/25/23 |
| **Interest rate** | 0.0% per annum |
| **Current with payments** | Yes |

*Due upon demand*

*Loan*

| | |
|---|---|
| **Lender** | WebBank |
| **Issue date** | 09/12/23 |
| **Amount** | $205,000.00 |
| **Outstanding principal plus interest** | $158,872.18 as of 12/30/23 |

SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*

*(a) a description of the material content of such information;*

*(b) a description of the format in which such disclosure is presented; and*

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://holdonbags.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete

*17% of daily Shopify sales are used to repay the loan*

***Loan***

| | |
|---|---|
| **Lender** | Bottleneck Credit Fund I |
| **Issue date** | 11/14/23 |
| **Amount** | $300,000.00 |
| **Outstanding principal plus interest** | $300,000.00 as of 12/30/23 |
| **Interest rate** | 15.0% per annum |
| **Maturity date** | 11/15/25 |
| **Current with payments** | Yes |

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 4/2022 | Section 4(a)(2) | Preferred stock | $500,000 | General operations |
| 12/2022 | Section 4(a)(2) | SAFE | $1,710,000 | General operations |
| 12/2023 | Regulation Crowdfunding | SAFE | $103,500 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have

**Runway & Short/Mid Term Expenses**

Holdon Bags, Inc. cash in hand is $269,781.40, as of September 2023. Over the last three months, revenues have averaged $234,890.99/month, cost of goods sold has averaged $93,387.90/month, and operational expenses have averaged $235,389.56/month, for an average burn rate of $93,886.47 per month. Our intent is to be profitable in 12 months.Since the date our financials copy, the Company has added retail (Target) and online marketplace (Amazon.com) sales to it revenue mix. The Company's net revenue increased by approximately20-40%. The Company's net operating loss has decreased by approximately 50%.

In the next 3 - 6 months, the Company's monthly revenues are expected to grow to $250,000-300,000 per month. Cost of goods and operating expenses are expenses to increase with additional marketing spend and retail support. The Company is not profitable, but expects to reach profitability in the

year 2025 or later. The Company anticipates raising a Seed round of equity financing of at least $3.0mm to reach profitability.

The Company is actively working to meet and pitch angel investors, consumer VCs, and family offices for additional equity funding. Additionally, the Company has started discussions with non-bank lenders to provide working capital and/or term debt.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28.*

the issuer;

4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Green Park Brands LP |
| **Amount Invested** | $500,000.00 |
| **Transaction type** | Priced round |
| **Issue date** | 04/30/22 |
| **Relationship** | Founder |

| | |
|---|---|
| **Name** | Green Park Brands LP |
| **Transaction type** | Other |
| **Relationship** | Same founder |

*$12,500 monthly service fee paid to Green Park for administrative services to assist HoldOn in its business operations.*

The Company is a subsidiary of another Entity ("the Entity") that owns 94% of all the Company's issued and outstanding shares as of December 31, 2022. Throughout 2022, this Entity paid operating expenses on behalf of the Company in the total amount of $1,124,443. In exchange for funding its operations, the Company converted $500,000 of this payable into 994,720 shares of its Preferred Stock. Furthermore, the Company converted an additional $500,000 of this payable into a SAFE Note of equal face value (please see "Note 5" for further information). As of December 31, 2022, the remaining balance of $124,442 bears no interest rate, no security interest, and is due upon demand.  The balance as of September 2023 is approximately (please see "Note 5" for further information). As of December 31, 2022, the remaining balance of $124,442 bears no interest rate, no security interest, and is due upon demand.  The balance as of September 2023 is approximately $500,000.

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

Holdon Bags is a household goods company that sells compostable, plant-based products.

**Milestones**

Holdon Bags, Inc. was incorporated in the State of Delaware in April 2021. Since then, we have manufactured and sold our branded products through our website, on online marketplaces like Amazon.com, and in retail stores like Target and Kroger.

**Historical Results of Operations**

Our company was organized in April 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $3,133,280.78 compared to the year ended December 31, 2022, when the Company had revenues of $858,131. Our gross margin was 59.76% in fiscal year 2023, compared to 62.55% in 2022.

- *Assets.* As of December 31, 2023, the Company had total assets of $1,091,818.12, including $168,147.91 in cash. As of December 31, 2022, the Company had $948,796 in total assets, including $691,448 in cash.

- *Net Loss.* The Company has had net losses of $1,724,060.74 and net losses of $1,255,080 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $1,664,122.05 for the fiscal year ended December 31, 2023 and $453,876 for the fiscal year ended December 31, 2022.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

To-date, the company has been financed with $1,005,000 in debt, $500,000 in equity, and $1,710,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 2 months. Except as otherwise described in this Form C.

we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

### Runway & Short/Mid Term Expenses

Holdon Bags, Inc. cash in hand is $269,781.40, as of September 2023. Over the last three months, revenues have averaged $234,890.99/month, cost of goods sold has averaged $93,387.90/month, and operational expenses have averaged $235,389.56/month, for an average burn rate of $93,886.47 per month. Our intent is to be profitable in 12 months.Since the date our financials copy, the Company has added retail (Target) and online marketplace (Amazon.com) sales to it revenue mix. The Company's net revenue increased by approximately20-40%. The Company's net operating loss has decreased by approximately 50%.

In the next 3 - 6 months, the Company's monthly revenues are expected to grow to $250,000-300,000 per month. Cost of goods and operating expenses are expenses to increase with additional marketing spend and retail support. The Company is not profitable, but expects to reach profitability in the year 2025 or later. The Company anticipates raising a Seed round of equity financing of at least $3.0mm to reach profitability.

The Company is actively working to meet and pitch angel investors, consumer VCs, and family offices for additional equity funding. Additionally, the Company has started discussions with non-bank lenders to provide working capital and/or term debt.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Livio Bisterzo, certify that:

(1) the financial statements of Holdon Bags, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Holdon Bags, Inc. included in this Form reflects accurately the information reported on the tax return for Holdon Bags, Inc. filed for the most recently completed fiscal year.

*Livio Bisterzo*
Chief Executive

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*

*(a) a description of the material content of such information;*

*(b) a description of the format in which such disclosure is presented; and*

*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://holdonbags.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

## APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

> Financials 1
> Financials 2

Appendix D: Director & Officer Work History

> Andrew Sylvester
> Livio Bisterzo

Appendix E: Supporting Documents

> ttw_communications_139606_184411.pdf

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

> SPV Subscription Agreement
>
> HoldOn Bags

Appendix C: Financial Statements

> Financials 1
>
> Financials 2

Appendix D: Director & Officer Work History

> Andrew Sylvester
>
> Livio Bisterzo

Appendix E: Supporting Documents

ttw_communications_139606_184411.pdf

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Holdon Bags, Inc.

By

Livio Bisterzo

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Livio Bisterzo

Founder
3/26/2024

*The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.